EXHIBIT 99 (b)(1)

May 13, 2002

CONFIDENTIAL

L. Donald Speer, II
8123 Paseo Del Ocaso
La Jolla, California 92037

Speer Casino Marketing, Inc.
8123 Paseo Del Ocaso
La Jolla, California 92037
Attention: L. Donald Speer, II

Gentlemen:

Financing.    L. Donald Speer, II (“Speer”) has advised Wells Fargo Bank, National Association (“we” or “us”) that Speer Casino Marketing, Inc., a Delaware corporation (the “Company”), a corporation formed by Speer for the purpose of acquiring Venture Catalyst Incorporated, a Utah corporation (“VCAT”) in a transaction where VCAT will be merged with and into the Company (the “Transaction”), would like to have up to $4.1 million available to pay the cash portion of the consideration (other than the contingent future payments) to be paid to certain shareholders of VCAT, and to pay related fees and expenses. The financing we propose (the “Financing”) is described in the Summary of Terms and Conditions attached as Exhibit A (the “Term Sheet”), and consists of a $4.1 million term loan.

Commitment.     Subject to the terms and conditions of this letter, we are pleased to commit to provide 100% of the Financing.

Conditions to Commitment.    Our commitment is conditioned on (a) no material adverse change occurring in the business, assets, financial condition, performance or prospects of the Company, VCAT or any of their respective material subsidiaries, or in the ability of the Company to operate in accordance with the financial projections, in each case since the date of the latest audited financial statements provided to us, (b) our being satisfied with the results of our continuing due diligence review of the Company and VCAT and discovering no information in the course of our due diligence or otherwise that we believe has a materially negative impact on any of the items in (a) above, (c) the information provided by the Company and VCAT as described above being correct and complete in all material respects, (d) the conditions set forth in the Term Sheet and the conditions to be set forth in the loan documents being satisfied, (e) no material adverse change or disruption occurring in the capital markets, (f) no litigation or other action being pending or threatened seeking an injunction, damages or other relief relating to the Financing or the Transaction, and (g) no material adverse change occurring in governmental regulation or policy that adversely affects in a material way the Company, VCAT or us.

Our commitment is also conditioned on the negotiation, execution and delivery of loan documents acceptable to the Company, us and our respective counsel, not later than July 31, 2002. The Term Sheet does not include all of the conditions, business and financial covenants, representations, warranties, defaults, definitions and other terms to be contained in the loan documents, some of which must still be developed and agreed upon. We reserve the right to propose additional reasonable terms.

Representations and Warranties.    Speer and the Company represent and warrant (in the case of industry information, to the best knowledge of Speer and the Company) that (a) all information (other than financial projections) that Speer, the Company or their respective representatives have provided or will provide to us is, or when provided will be, complete and correct in all material respects and does not, or when provided will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which they are made, and (b) all financial projections that have been or will be so provided have been or will be prepared in good faith based on reasonable assumptions (it being understood that assumptions as to future results are inherently subject to uncertainty and contingencies, many of which are beyond the control of Speer and the Company, and that no assurance can be given that any particular projections will be realized). Speer and the Company agree to supplement such information and projections from time to time before the execution and delivery of the loan documents (the “Closing”) so that these representations and warranties remain complete and correct.

Indemnification and Expenses.    Speer and the Company jointly and severally agree to indemnify and hold harmless us and our directors, officers, employees, agents, attorneys and affiliates (each, an “indemnified person”) from and against all losses, claims, damages, liabilities and expenses which may be incurred by or asserted against an indemnified person in connection with or arising out of this letter, the Transaction, the Financing, the use of the proceeds thereof or any related transaction (including, without limitation, claims made by any present or future shareholder or creditor of the Company or VCAT), regardless of whether the indemnified person is a party thereto, and to reimburse each indemnified person on demand for all reasonable legal and other expenses incurred in connection with investigating or defending any of the foregoing, provided that this indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or expenses arising from the willful misconduct or gross negligence of such indemnified person or any breach by such indemnified person of its obligations under this letter. No party hereto will be liable to any other party hereto for indirect, consequential or punitive damages relating to any such matters. Speer and the Company also jointly and severally agree to pay all of our reasonable expenses (including fees and expenses of our outside counsel, consultants and other experts and allocated costs of our internal counsel) incurred in connection with preparing, negotiating and enforcing this letter and the loan documents, conducting the due diligence reviews and related matters.

General.    The obligations of Speer and the Company under Indemnification and Expenses above will survive the Closing or the expiration or termination of our commitments in this letter. The representations and warranties of Speer and the Company under Representations and Warranties above will be superseded at the Closing by the representations and warranties in the loan documents.

This letter is supplemented by a separate fee letter dated the date hereof from us to you (the “Fee Letter”). This letter and the Fee Letter constitute the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and current understandings and agreements, whether written or oral. Any changes to this letter or the Fee Letter must be agreed in writing by the parties hereto. This letter and the Fee Letter may be executed in any number of counterparts (and delivery of an executed counterpart by telecopier will be effective as delivery of a manually executed counterpart), which together will constitute one agreement, and will be governed by and construed in accordance with the internal laws of the State of California. The parties hereto hereby waive any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the Fee Letter.

Speer and the Company agree not to disclose this letter, the Fee Letter or any of their terms, directly or indirectly, to any person other than their employees, agents and advisors who are directly involved in the Financing or related transactions and agree not to disclose the same, or as may be required by law (in which case Speer and the Company sign and return this letter and the Fee Letter, the foregoing restrictions will cease to apply to this letter but continue to apply to the Fee Letter. This letter is for the benefit of Speer and the Company only and may not be relied upon by, and does not create any rights in favor of, any other person or entity, including those who are authorized to receive copies hereof.

If Speer and the Company are in agreement with the foregoing, please sign and return to us a copy of this letter and the Fee Letter no later than 5:00 p.m., Pacific time, on May 14, 2002. Our commitment and other agreements herein will expire at that time if by then we have not received such signed letter.

We look forward to working with you on this transaction.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ CLARK A. WOOD

Name:	Clark A. Wood
Title:	Vice President

Accepted and agreed to as of the date first above written:

/s/ L. DONALD SPEER, II
L. Donald Speer, II

SPEER CASINO MARKETING, INC.

By:	/s/ L. DONALD SPEER, II
Name:	L. Donald Speer, II
Title:	Chief Executive Officer

EXHIBIT A

SPEER CASINO MARKETING, INC.

$4,100,000 Senior Term Loan
Summary of Terms and Conditions

Borrower:
Speer Casino Marketing, Inc., a Delaware corporation (“Borrower”), a company formed for the purpose of acquiring Venture Catalyst Incorporated, a Utah corporation (“VCAT”) in a transaction where VCAT will be merged with and into Borrower (the “Transaction”). It is intended that, for purposes of the federal securities laws, the Transaction will constitute a “rule 13(e)-3 transaction”.

Lender:	Wells Fargo Bank, National Association.

Facility:	A term loan (the “Term Loan”) in an aggregate principal amount not exceeding $4,100,000 to be available in a single draw at closing.

Use of Proceeds:

The Term Loan will be used to pay the cash portion of the payment to certain shareholders of VCAT pursuant to the Transaction Documents (as defined below) and to pay certain fees and expenses incurred in connection with the Transaction.

Maturity:
The Term Loan shall mature on the earlier of (a) the business day following the consummation of the Transaction and (b) 30 days from the date (the “Closing Date”) of execution and delivery of the Loan Documents (as defined below).

Security:	None.

Interest Rate:	ABR + 0.00 basis points for the first two days following the Closing Date and ABR + 300.00 basis points thereafter.

ABR: The Alternate Base Rate (“ABR”) will be the higher of Lender’s Prime Rate and the Federal Funds Rate plus 1/2%. Interest on Prime Rate borrowings will be calculated on an actual/365 or 366 day basis. Interest on Federal Funds Rate borrowings will be calculated on the basis of actual days elapsed in a 360–day year. Interest on ABR borrowings will be payable on the date of payment of principal and at maturity.

After the occurrence of an Event of Default, interest will accrue at the rate otherwise applicable plus 4% per annum. Default interest is payable on demand.

Documentation Fee:

Borrower shall pay a documentation fee of $25,000 in connection with Lender’s agreement to make the Term Loan, 50% of which shall be payable upon execution of the Commitment Letter and the remainder of which shall be payable on the Closing Date.

upon execution of the Commitment Letter and the remainder of which shall be payable on the Closing Date.

Increased Costs or Reduced Returns:

Borrower will compensate Lender if certain changes in circumstances result in increased costs or reduced returns such as taxes, reserves, special deposit insurance or capital adequacy requirements. All payments by Borrower will be made free and clear of present and future taxes, withholding or deductions, except for taxes on the net income of Lender.

Borrower shall pay Lender such additional amounts as will compensate Lender in the event applicable law, or any change in law, subjects Lender to reserve requirements, capital requirements, taxes (except for taxes on the net income of Lender), or other charges which increase the cost or reduce the yield to Lender, under customary yield protection provisions.

Representations and Warranties:

As customary, including the following: proper corporate or other status, power and authority; loan documents valid, binding and enforceable against Borrower; loan documents not violating laws or existing agreements or requiring governmental, regulatory or other approvals not obtained; payment of taxes; no litigation that may have a material adverse effect on the business, assets, operations, condition (financial or otherwise) or prospects of Borrower or VCAT; compliance with ERISA, environmental and other laws and regulations; no adverse agreements, existing defaults or non-permitted liens; financial statements true and correct; and consummation of the Transaction.

Other representations and warranties as appropriate.

Conditions Precedent To Closing:	Usual and customary for transactions of this nature including, but not limited to:

1. Due diligence satisfactory to Lender.

2. Documentation satisfactory to Lender, including all loan documentation.

3. Receipt by Lender of legal opinions from Borrower’s counsel, in form and substance satisfactory to Lender.

4. Borrower’s receipt of all licenses, regulatory approvals, governmental authorizations, and permits necessary to consummate this loan transaction.

5. The capital structure and ownership structure of Borrower shall be reasonably satisfactory to Lender.

6.
Lender’s satisfactory review of the merger agreement (including all schedules and exhibits thereto) between Borrower and VCAT, the proxy statement and all other material agreements related to the Transaction (collectively, the “Transaction Documents”). Lender shall be satisfied that the Transaction will be consummated on or shortly following the Closing Date in accordance with the terms of the Transaction Documents and in compliance with applicable law and regulatory approvals and that the Borrower will have sufficient cash and cash equivalents to repay the Term Loan and all existing creditors (absolute and contingent) promptly after closing, with the exception of the $3.7 million liability to The Barona Band of Mission Indians (the “Barona Liability”) and the contingent obligations to Jonathan Ungar and Alan Henry Woods; Lender shall be satisfied that Borrower will be able to repay or otherwise satisfy the Barona Liability when required. The Transaction Documents shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived in any material respect without the prior written consent of Lender.

7.
VCAT’s existing indebtedness in favor of Jonathan Ungar and Alan Henry Woods shall have been restructured on terms consistent with the draft of the Restructuring Agreement and the Class A Contingent Promissory Notes as previously delivered to Lender.

8.
Lender shall have received certification as to the financial condition and solvency of Borrower and its subsidiaries (after giving effect to the Transaction and the incurrence of indebtedness related thereto) from the chief financial officer of Borrower.

9.
All governmental, shareholder and third party consents (including Hart-Scott Rodino clearance) and approvals necessary or desirable in connection with the Transaction shall have been obtained; all such consents and approvals shall be in force and effect; and all applicable waiting periods shall have expired without any action being taken by any authority that could restrain, prevent or impose any material adverse conditions on the Transaction or such other transactions or that could seek or threaten any of the foregoing, and no law or regulation shall be applicable which in the judgment of Lender could have such effect.

10.	Insurance satisfactory to Lender.

11.
Each of The Barona Band of Mission Indians, Jonathan Ungar, Alan Henry Woods, and L. Donald Speer, II shall have executed agreements in form and substance satisfactory to Lender relating to the integrity of the Transaction.

12.	Lender shall have received the audited financial statements of VCAT for the most recently ended fiscal year of VCAT.

13.	Lender shall have received a listing of all creditors of Borrower and VCAT (whether or not such creditors have submitted invoices) and the amounts owed to such creditors and arrangements for the payment of all creditors of Borrower and VCAT satisfactory to Lender shall have been made.

14.	Other conditions deemed appropriate by Lender.

Loan Documents:

The availability of the Term Loan is subject to the negotiation, execution and delivery of a credit agreement, notes, and other documents (collectively, the “Loan Documents”), which will contain but not be limited to opinions of counsel for Borrower, conditions to borrowings, representations and warranties, covenants, events of default, indemnification, and other provisions that are customary for similar financings by Lender including without limitation those indicated herein.

Conditions Precedent to Funding:

After the Loan Documents are signed, the obligation of Lender to make the Term Loan will be subject to receipt of customary documents satisfactory to Lender. The obligations of Lender to make the Term Loan will also be subject to the following conditions precedent: (i) all representations and warranties in the Loan Documents remaining true and correct, (ii) no material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of Borrower or VCAT having occurred since December 31, 2001 and (iii) no Event of Default or potential Event of Default existing or resulting from such loan.

Principal Covenants:	The principal covenants expected to be included in the credit agreement are indicated below. Financial terms and calculations will be in accordance with generally accepted accounting principles.

Such affirmative and negative covenants as are usual and customary for transactions of this nature, including, without limitation, the following:

Indebtedness: Other than (i) advances made under the Term Loan, (ii) the Barona Liability, (iii) amounts evidenced by the Class A Contingent Promissory Notes in favor of Alan Henry Woods and Jonathan Ungar, (iv) contingent payment rights to be received by the shareholders of VCAT in connection with the merger of Borrower and VCAT and (v) trade debt in the ordinary course of business (including professional fees), Borrower shall not, without the prior written consent of Lender, create, incur or suffer to exist any secured or unsecured indebtedness (including contingent liabilities) at any time during the term of the Term Loan.

Investments: Borrower shall not make any capital expenditure, loan, investment, acquisition, stock redemption, distribution, dividend or any other form, other than the Transaction.

Other: Restrictions will apply to: changes in the nature of Borrower’s business; liens on Borrower’s assets; sale of all or a substantial or material part of Borrower’s assets; mergers, acquisitions, reorganizations and recapitalizations; formation of subsidiaries, sale-leasebacks; lease expenditures; and transactions with affiliates.

Events of Default:

As usual and customary for transactions of this nature, including the following: failure to make payments when due under any of the loan documents; breach of any representation or warranty; breach of any covenant; default under any other loan obligation for more than $50,000; bankruptcy or insolvency event; unpaid judgment for more than $50,000; adverse ERISA event; material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of Borrower; invalidity of any of the Loan Documents; and change of control (to be defined).

Legal Fees & Indemnification:

Whether or not the Loan Documents are executed, Borrower will (i) pay all fees and expenses of Lender (including fees and expenses of outside counsel and allocated costs of internal counsel and out of pocket expenses) relating to preparation, negotiation, execution and delivery of the Loan Documents or to the Facility and (ii) indemnify Lender and its respective affiliates, directors, officers and employees against all claims asserted and losses, liabilities and expenses incurred in connection with the Facility, the Transaction (including, without limitation, claims made by any present or future creditor or shareholder of Borrower or VCAT), Borrower’s use of loan proceeds or the commitment, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs. Borrower will pay all costs of enforcing collection of the Facility.

Governing Law:	State of California.

Counsel to Lender:	Orrick, Herrington & Sutcliffe LLP.

This Summary of Terms and Conditions is not intended to be, and should not be construed as, an attempt to establish all of the terms and conditions relating to the Facility. It is intended only to be indicative of certain terms and conditions around which the loan documents will be structured, and not to preclude negotiations within the general scope of these terms and conditions. The loan documents containing final terms and conditions will be subject to approval by Borrower and Lender.